

July 21, 2014

Via E-mail
Scott E. Howe
Chief Executive Officer
Acxiom Corporation
P.O. Box 8180, 601 E. Third Street,
Little Rock, Arkansas 72201

> **Re:** **Acxiom Corporation**
> **Form 10-K for the Fiscal Year Ended March 31, 2014**
> **Filed May 28, 2014**
> **File No. 000-13163**

Dear Mr. Howe:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2014

Item 1. Business, page 6

General

1. We note the discussion in your earnings call for the third and fourth quarters of 2014 relating to your AOS pipeline. Please tell us, with a view toward future disclosure, what consideration you have given to including backlog disclosure required by Item 101(c)(1)(viii) of Regulation S-K.

Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Discontinued Operations, page F-31

2. We note from your press release dated May 30, 2014 that you sold your U.K. call center operation, 2Touch, to Parseq Ltd., a European business process outsourcing service provider. Please tell us what consideration you gave to ASC 205-20 and ASC 360-10-45-9 in determining whether this business should be reflected as assets held for sale and correspondingly discontinued operations. In addition, please tell us why you were not required to file an Item 2.01 Form 8-K for the disposition of these assets.

Deferred Revenue, page F-34

3. While you disclose that deferred revenue represents amounts billed in excess of revenue recognized, please tell us which of the types of arrangements disclosed in your Revenue Recognition policy are associated with these deferrals and the related pattern of revenue recognition for those arrangements.

Revenue Recognition, page F-34

4. We note from your disclosures on page F-3 indicate that your launched the Acxiom Audience Operating System (AOS) on September 24, 2013. Please clarify how you recognize revenues generated from AOS. As part of your response, quantify the amount of revenues recognized from AOS during the fiscal year ended March 31, 2014.

5. We note your database management and IT management service arrangements may require you to perform setup activities such as the design and build of a database for the customer under the database management contracts and migration of the customer's IT environment under IT management contracts. Please clarify why you believe it is appropriate to recognize the setup fees upon delivery once the setup phase is complete and customer acceptance occurs. In your response please provide a summary of the various terms and nature of contracts associated with setup fees and the related revenue recognition of those contracts. Cite the accounting guidance that you rely upon in accounting for the database management and IT management service arrangements.

6. We note that you defer certain proprietary database costs over useful lives of two to seven years. For setup fees related to these proprietary databases, explain the cost recognition relationship of those setup fees to these costs.

Note 12. Stockholders' Equity

Stock Option Activity, page F-50

7. Please tell us your consideration of disclosing the methods used to determine the dividend yield; risk-free interest rate; expected option life; expected volatility and suboptimal exercise multiple for each period presented. We refer you to ASC 718-10-50-2(f).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ji Kim, Staff Attorney, at (202) 551-3579 or Matthew Crispino, Staff Attorney ,at (202) 551-3456. If you require further assistance, do not hesitate to contact me at (202) 551-3226.

Sincerely,

/s/ Craig Wilson

Craig Wilson
Sr. Asst. Chief Accountant